SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                             Pennwood Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    708904107
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                                 (CUSIP Number)
                                                     with a copy to:
                                                     Robert G. Minion, Esq.
         Jeffrey S. Halis                            Lowenstein Sandler PC
         10 East 50th Street                         65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 588-9697                              (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               May 25, 1999 *
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________

* The reporting person previously filed Form F-11 with the FDIC with respect to Pennwood Savings Bank, an entity regulated by the FDIC. In January 1997, Pennwood Savings Bank became a wholly owned subsidiary of the Issuer which is an entity regulated by the SEC. At that time the reporting person participated in a share exchange in which his shares of Pennwood Savings Bank were exchanged for shares of the Issuer. Therefore, the reporting person has no current Schedule 13D on file with the Issuer.

Cusip No.708904107
________________________________________________________________________________

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                    Jeffrey S. Halis
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)         Not
         (b)         Applicable
________________________________________________________________________________
3)   SEC Use Only

________________________________________________________________________________
4)   Source   of Funds (See Instructions):   WC

________________________________________________________________________________

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                    Not Applicable
________________________________________________________________________________

6)   Citizenship or Place of Organization: United States

         Number of                             7) Sole Voting Power:           0
                                               ---------------------------------
         Shares Beneficially                   8) Shared Voting Power:
         Owned by
         Each Reporting                        9) Sole Dispositive Power:      0
                                               ---------------------------------
         Person With:                          10) Shared Dispositive Power:
                                               ---------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 0
________________________________________________________________________________

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                 Not Applicable
________________________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11): 0%*
________________________________________________________________________________

14)  Type of Reporting Person (See Instructions): IA
________________________________________________________________________________
*    See Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 per share, of Pennwood Bancorp, Inc. (the "Issuer"), whose principal executive offices are located at 683 Lincoln Avenue, Pittsburgh, PA 15202.

Item 2.   Identity and Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 10 East 50th Street, New York, New York 10022. Mr. Halis is the sole member of Jeffrey Management, L.L.C. which serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P. ("Tyndall"), Tyndall Institutional Partners, L.P. ("Tyndall Institutional") and Madison Avenue Partners, L.P. ("Madison"), each of which are Delaware limited partnerships having their principal executive offices located at 10 East 50th Street, New York, New York 10022. Each of Tyndall, Tyndall Institutional, Madison and Jeffrey Halis, are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares of common stock of the Issuer on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of the Issuer on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of common stock of the Issuer on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P.

Item 4.   Purpose of Transaction.

          The disposition of the shares of common stock referred to in Item 5 was effected for investment purposes on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., respectively. Mr. Halis has no plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon the March 31, 1999 Quarterly Report of Pennwood Bancorp, Inc. as of May 10, 1999 there were issued and outstanding 598,567 shares of common stock of Pennwood Bancorp, Inc. As of May 25, 1999, Tyndall Partners, L.P, Tyndall Institutional Partners, L.P and Madison Avenue Partners, L.P. each owned no shares of the Issuer's common stock. During the sixty days preceding the date of event which requires filing of this statement, the following transactions were effected in ordinary brokers transactions: On May 25, 1999
Tyndall Partners, L.P., sold 29,547 shares at $8.92 per share, Tyndall Institutional Partners, L.P. sold 9,200 shares at $8.92 per share and Madison Avenue Partners sold 1,733 shares at $8.92 per share. As of May 25, 1999, the reporting person no longer beneficially owned 5% of the outstanding common stock of Pennwood Bancorp, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Pennwood Bancorp, Inc. between Jeffrey S. Halis and any person or entity.

Item 7. Material to be Filed as Exhibits.

              Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                              June 7, 1999


                                           /s/   Jeffrey   S. Halis
                                           ______________________________
                                           Jeffrey  S. Halis,  as   a  member of
                                           Jeffrey   Management,     L.L.C.,   a
                                           general   partner  of   Halo  Capital
                                           Partners,  L.P.,  the general partner
                                           of   each of Tyndall  Partners, L.P.,
                                           Tyndall Institutional Partners, L.P.,
                                           and Madison Avenue Partners, L.P.


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).